January 10, 2014

BY EDGAR AND COURIER

Ms. Jessica Barberich

Mr. William Demarest

Ms. Beth Frohlichstein

Ms. Jennifer Gowetski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Farmland Partners Inc.
Confidential Draft Registration Statement on Form S-11
Submitted December 3, 2013
CIK No. 0001591670

Dear Mss. Barberich, Frohlicstein and Gowetski and Mr. Demarest:

This letter is submitted on behalf of Farmland Partners Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 30, 2013 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-11, which was submitted confidentially by the Company to the Commission on December 3, 2013 (the “Draft Registration Statement”).  The Company is concurrently filing via EDGAR today the Registration Statement on Form S-11 (“Registration Statement”), which includes changes to the Draft Registration Statement in response to the Staff’s comments, rather than submitting an amended draft registration statement.  We have enclosed with this letter a marked copy of the Registration Statement, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Registration Statement.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, neither the Company nor anyone on the Company’s behalf, has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Act”).  The Company also respectfully advises the Staff that, to the best of its knowledge, to date, there have been no research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the offering.  To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Act or becomes aware of any research reports about the

Company that are published or distributed in reliance on Section 2(a)(3) of the Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, it will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

2.              Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and respectfully submits that, prior to distributing the prospectus to prospective investors, the Company supplementally will provide the Staff with copies of any graphics, maps, photographs and/or related captions or other artwork that the Company intends to use in the prospectus.

3.              Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus.  For example only, we note your disclosure in the “Industry Overview and Market Opportunity” section starting on page 93.  Clearly mark the specific language in the supporting materials that supports each statement.  The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response to Comment No. 3

In response to the Staff’s comment, the Company supplementally is delivering to the Staff copies of reports and other material to support the quantitative and qualitative business and industry data used in the Registration Statement.  None of the third-party supporting materials were prepared specifically for the Company in connection with the offering.  As requested, the Company has marked the specific language in the reports and other material to highlight the portions upon which it is relying.

4.              We note your disclosure on page 7 regarding the appraisal values of each of the properties in your initial portfolio and on page 10 indicating that the number of OP units issuable to prior investors was determined in part based on the appraised value of the properties.  Please revise your disclosure to clarify whether these appraisals were conducted by third parties.  To the extent such appraisals were conducted by third parties, please provide an analysis as to why such values are not expertized disclosure requiring a consent as per Rule 436.  Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Response to Comment No. 4

In response to the Staff’s comment, the Company has removed references to the appraised values of the properties in its initial portfolio.  The Company advises the Staff that it has determined not to disclose the appraised value of the properties in its initial portfolio, because it is unable to obtain consents from the appraisers to include in the Registration Statement the appraised values for all of the properties.

Cover Page of Prospectus

5.              Please revise your disclosure to provide the name of the lead or managing underwriter and to provide a brief description of the nature of the underwriting arrangements or advise.  Please refer to Item 501(b)(8) of Regulation S-K.

Response to Comment No. 5

In response to the Staff’s comment, the Company has listed the names of the lead underwriters for the offering on the front and back covers of the prospectus and in the section entitled “Underwriting” beginning on page 203 of the Registration Statement.  In addition, the Company respectfully advises the Staff that the offering is being made on a firm commitment basis and, as such, disclosure on the cover page of the prospectus is not required under Item 501(b)(8)(ii) of Regulation S-K.

Prospectus Summary, page 1

6.              We note your extensive disclosure regarding your market, your strengths and your strategies in the “Our Market Opportunity,” “Our Competitive Strengths” and “Our Business and Growth Strategies” sections.  Your summary section should be balanced with an equally prominent discussion of the risks and obstacles you face in implementing your business strategy.  Please revise your summary as appropriate, including more specifically describing the risks associated with your business and this offering.

Response to Comment No. 6

In response to the Staff’s comment, the Company has added disclosure on pages 7 and 87 of the Registration Statement to note that the Company’s ability to implement its business strategy is subject to numerous risks and uncertainties and to include a cross-reference to that portion of the risk factors disclosure in the Registration Statement that addresses risks relating to the Company’s ability to execute its business and growth strategies.

Our Company, page 1

7.              We note your disclosure here and throughout your registration statement that, upon completion of the offering, substantially all of the farmland in your initial portfolio will be leased to entities controlled by Mr. Pittman.  Please revise your disclosure to identify the time frame in which such leases will be executed.  For example only, please explain whether the leases will be executed prior to the offering or after the completion of the offering.  In addition, as appropriate, please revise your disclosure to address any risks that such leases might not be executed upon completion of the offering or advise.  Please also revise your disclosure here to identify the entities controlled by Mr. Pittman that will lease substantially all of your properties.

Response to Comment No. 7

In response to the Staff’s comment, the Company advises the Staff that the leases between the Company and the Company’s related tenants, Astoria Farms and Hough Farms, will be entered into prior to effectiveness of the Registration Statement, but that such leases will be effective upon completion of the offering.  In addition, in response to the Staff’s comments, the Company has revised the disclosure throughout the Registration Statement, including on pages 7, 92 and 94, to clarify the time frame in which the leases will be executed and the disclosure on pages 1 and 82 and throughout the Registration Statement to identify Astoria Farms and Hough Farms as the entities that will lease substantially all of the initial properties.  The Company respectfully advises the Staff that the Company does not believe additional disclosure is necessary regarding the risks associated with such leases not being executed prior to the completion of the offering, because the leases will be executed prior to effectiveness of the Registration Statement.

8.              We note your disclosure on page 2 that your lease structure “will help insulate [you] from the variability of farming operations and reduce [y]our credit-risk exposure to farm-operator tenants.”  Please revise to include balancing disclosure to address the fact that you remain subject to the risks associated with the variability of farming operations from year to year and the credit risk of your tenants in part due to the fact that you have triple-net leases or advise.  Please also include a discussion of the risks associated with the fact that your leases are short-term.

Response to Comment No. 8

In response to the Staff’s comment, the Company has added disclosure on pages 2, 82 and 91 to note that the Company may be exposed to tenant credit risk with respect to leases that do not require advance payment of 100% of the annual rent, leases for which the rent is based on a percentage of the tenant’s farming revenues and leases with terms greater than one year.  However, the Company advises the Staff that the leases for 36 of the 38 farms in the Company’s initial portfolio will provide that 100% of the rent for one year will be due and payable within 10 days of the closing of the offering, with respect to leases for 2014, and in March of each year thereafter, which is in advance of the spring planting season, for leases spanning more than one year or that are entered into in the future.  Furthermore, as a result of the high demand for quality farmland, the Company believes that it would be able to re-lease the land within a relatively short time frame if an existing tenant fails to pay its contractual rent when due.  Notwithstanding that the leases will be structured as triple-net leases pursuant to which the tenant will bear substantially all of the costs of the property, the Company believes that the payment structure of substantially all of the leases that are expected to be in place upon completion of the offering and the high likelihood of re-leasing the land upon a default by a tenant will help to insulate the Company from the variability of farming operations and reduce the Company’s credit-risk exposure to farm-operator tenants.  In addition, the Company respectfully directs the Staff to the first, second, third and sixth summary risk factors on page 9, which address, among other things, risks to which the Company is subject related to farming operations and the Company’s tenants.

In response to the Staff’s comment regarding the Company’s short-term leases, the Company has added the following summary risk factor on page 9 of the Registration Statement: “Our short-term leases make us more susceptible to any decreases in prevailing market rental rates than would be the case if we entered into longer-term leases, which could have a material adverse effect on our results of operations and ability to make distributions to our stockholders.”

Summary Risk Factors, page 8

9.              We note your disclosure that, upon completion of the offering and the formation transactions, affiliates will own a substantial interest in your company.  Please revise your disclosure to include a comparison in percentages of the securities being offered to the public and those issued or to be issued to affiliated persons or advise.  Please refer to Item 3(b)(1) of Form S-11.

Response to Comment No. 9

In response to the Staff’s comment, the Company has (i) revised the referenced summary risk factor on page 9 to include a placeholder (to be completed following the pricing of the offering) for the actual percentage interest that Mr. Pittman, Mr. Hough and certain members of Mr. Hough’s family will have in the Company on a fully diluted basis upon completion of the offering and the formation transactions and (ii) added disclosure to footnotes (2) and (3) on pages 15 and 150 to provide a placeholder for the expected ownership interests that Mr. Pittman, Mr. Hough and certain members of Mr. Hough’s family will have in the Company on a fully diluted basis upon completion of the offering and the formation transactions.  In light of these changes, the Company advises the Staff that the Company does not believe it necessary to investors’ clear understanding to include an additional comparison in percentages of the securities being offered to the public and those to be issued to affiliated persons, because (i) OP units in the Company’s operating partnership, rather than common stock of the Company, will be issued to affiliates in connection with the FP Land Merger and (ii) the existing disclosure on page 11 regarding the number of OP units to be issued in connection with the FP Land Merger, on pages 12 and 14 regarding the expected grant of restricted shares of common stock to affiliated persons and on page 21 regarding the summary of the offering provides the relevant information to prospective investors.

Formation Transactions, page 9

10.       We note your disclosure regarding your credit facility.  Please revise your disclosure, as appropriate, to address the status of your negotiations concerning the credit facility and the likelihood that you will enter into the credit facility.  In addition, if appropriate, please revise your risk factor disclosure to address the uncertainty regarding your credit facility or advise.

Response to Comment No. 10

The Company advises the Staff that the Company is engaged in ongoing negotiations with prospective lenders, including affiliates of certain of the underwriters for the offering, regarding the terms of the anticipated credit facility, and that no definitive terms for the credit facility have been agreed to with any lender.  The Company anticipates entering into a commitment letter with respect to the credit facility prior to distributing prospectuses to prospective investors for the offering and will include additional information regarding the credit facility in a future pre-effective amendment to the Registration Statement.  As a result, the Company does not believe it is relevant or appropriate at this time to include disclosure regarding the current status of negotiations concerning the credit facility or risk factor disclosure regarding the uncertainty the credit facility.

Excluded Assets and Businesses, page 16

11.       We note your disclosure regarding the properties owned by Messrs. Pittman and Hough that will not be contributed to you in the formation transactions.  We also note that, based on the website for Pittman Farms located at http://www.pittmanfarms.com/, Paul A. Pittman owns agricultural land in California.  Please revise your disclosure to address the property in California or advise.

Response to Comment No. 11

The Company acknowledges the Staff’s comment and advises the Staff that the website referred to above pre-dates the merger of Mr. Pittman’s and Mr. Hough’s respective farmland and farming operations in late 2011 and has now been deleted. Furthermore, the California land referred to on the website was historically operated as a ranch, but is currently being held for potential residential development and is not consistent with the Company’s investment criteria and business and growth strategies.  In response to the Staff’s comment, the Company has added disclosure regarding the California ranch on pages 18, 43, 141 and 156 of the Registration Statement.

Homestead Exemption Policy, page 16

12.       We note your disclosure regarding the Homestead Exemption Policy.  Please revise your disclosure to explain whether the counties in which Mr. Pittman and his affiliates may acquire additional farmland are in close proximity to the properties in your initial portfolio and whether such properties may be consistent with your investment strategy. In addition, please revise your disclosure to clarify the meaning of Mr. Pittman’s “affiliates” as used in this policy.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised the disclosure regarding the Homestead Exemption Policy on pages 18, 43, 142 and 157 of the Registration Statement to provide disclosure responsive to the Staff’s comment.

Risk Factors, page 21

We may be required to permit the owners of the mineral rights . . . . , page 33

13.       You disclose that other persons may own the rights to any minerals, such as oil and natural gas, that may be located under the surfaces of your properties.  You also note that, under these agreements, you expect that you will be required to permit third parties to enter your properties for the purpose of drilling and operating oil or gas wells on the premises.  Please expand your disclosure to clarify the extent to which any of your properties are currently subject to these mineral rights agreements.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Registration Statement to clarify that the Company (i) has not entered into any agreements that grant third parties mineral rights on the Company’s properties and (ii) is not otherwise aware of any third-party interests in the mineral rights on any of its properties that pre-date its predecessor’s acquisition of the properties.  Furthermore, the Company advises the Staff that currently there is no mineral development or exploration on the Company’s properties.

Use of Proceeds, page 53

14.       Please revise your disclosure to include the terms of any indebtedness to be repaid.  In addition, as appropriate, please explain that you have no current specific plan for the proceeds and to discuss the principal reasons for the offering or to identify the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.  Please refer to Item 504 of Regulation S-K.

Response to Comment No. 14

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement to include the terms of the indebtedness that the Company expects to repay with a portion of the net proceeds of the offering.

Management’s Discussion and Analysis of Financial Condition and Results . . . , page 60

15.       We note your disclosure on page 62 that your revenues are generated from renting farmland to operators of farming businesses.  You state that the leases typically have terms of between one and three years and that the existing tenant typically has the right to renew the lease.  You also disclose on pages 66, F-17, and F-31 that all of the leases in the periods presented were for a term of one year and had no renewal options.  Since the terms of Predecessor’s historical and current leases appear to differ from the terms of the leases you intend to have in-place upon completion of the offering, please clarify this fact when discussing your historical results and discuss your Predecessor’s historical experience with re-executing leases with the same tenant although no renewal options were in place.  Also, tell us and disclose in your filing, where appropriate, how you intend to terminate the existing leases in order to enter into the new leases with your current tenants.  Clarify if any termination fees will be incurred, and compare the terms of the historical leases to the new expected lease terms in more detail.  Your discussion should include, but not be limited to, the length of the leases, renewal options, and rental rates.  We may have further comment.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Registration Statement to provide disclosure responsive to the Staff’s comment and to clarify that, although farm leases typically do not provide a contractual renewal right, the Company believes it is customary in the farming industry to provide the existing tenant with the first opportunity to re-lease the land at the end of each lease term.  In addition, the Company respectfully advises the Staff that only the existing leases with entities controlled by Mr. Pittman will be terminated, and such terminations will not result in any termination fees. The Company also has added disclosure on page 94 of the Registration Statement to clarify that the Company will not incur any termination fees in connection with the termination of the leases between the Company’s predecessor and the related tenants.  The leases for Crane Creek and Baca, which are the only leases with third parties, will not be terminated but will be assumed by the Company in connection with the formation transactions.  The Company also has included disclosure beginning on page 94 of the Registration Statement comparing the terms of the predecessor’s leases to the terms of the leases expected to be in place prior to the closing of the offering.

16.       We note your disclosure on page 29 that your Predecessor’s auditor identified and communicated a material weakness related to the failure to implement an effective system of internal controls over financial reporting and that you may face the same material weakness.  Please provide a discussion in this section regarding how this deficiency affected the financial statements of your Predecessor and what steps management has taken to remedy this deficiency.  Please note that your Management’s Discussion and Analysis section should discuss the material trends or uncertainties which have an effect on your financial statements.  Please refer to Instruction 2 to Item 303(a) of Regulation S-K.

Response to Comment No. 16

In response to the Staff’s comment, the Company has added disclosure on pages 70 and 71 of the Registration Statement under the heading “Internal Controls and Procedures” to provide disclosure responsive to the Staff’s comment.

Results of Operations, page 67

17.       Please revise your disclosure to discuss the historical occupancy rates and rental rates charged for the properties for the last five years that will be included in your initial portfolio or advise.

Response to Comment No. 17

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe that disclosure of historical occupancy rates and rental rates for the last five years is meaningful to an investor in the offering, because the leases for substantially all of the properties in the initial portfolio were between related parties at below-market rental rates.  The Company has disclosed in the Registration Statement that it expects to terminate the existing leases for 36 of the 38 farms in the initial portfolio and enter into new leases for such farms, in each case prior to the completion of the offering.  Because the existing leases were with affiliated parties and do not reflect the rental rates to be charged by the Company under the new leases, the Company does not believe a presentation of historical rents for the last five years is meaningful or relevant to an investor in the offering and may be misleading.

18.       Please revise your discussion regarding the changes in your total operating revenues to address period to period changes in same store performance.  In addition, within your same store performance comparison, please revise your disclosure to address the relative impact of occupancy and rental rate changes.  Please also clearly define how you have determined the properties that are included in the same store pool.

Response to Comment No. 18

In response to the Staff’s comment, the Company has added disclosure on pages 71, 72 and 73 of the Registration Statement to provide disclosure responsive to the Staff’s comment.

Comparison of Nine Months Ended September 30, 2013 and September 30 . . . , page 71

19.       We note your explanation that your Predecessor’s net cash used in operating activities increased from period to period primarily as a result of a difference in the timing of payments of cash rents.  Please expand this disclosure to explain how the payment timing changed from period to period and the reason for this change.  Please also explain the payment terms in your Predecessor’s leases.  For example only, please explain whether 100% of the rent was due prior to the start of the spring planting season.

Response to Comment No. 19

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement to explain, among other things, that the lease agreements between the Company’s predecessor and the related tenants provided for lease payments that were due upon request rather than on a fixed, predetermined date.

Non-GAAP Financial Measures, page 73

Funds from Operations, page 73

20.       We note that you present FFO and your definition notes that you have excluded gains and losses from property dispositions because you believe that these do not relate to and are not indicative of your operating performance.  However, we also note that you had a gain on sale of assets in 2011 in the amount of $28,291 that you have not excluded from your 2011 measure of FFO.  Please clarify and explain your treatment of this gain in your FFO measure; expand your disclosure accordingly.

Response to Comment No. 20

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the gain on sale in 2011 related to the predecessor’s sale of a residence and related non-tillable acreage, which was a non-operating property that was not depreciated due to the Company’s predecessor’s short holding period of the property and, as such, the gain was not excluded from FFO.  The Company believes this approach is consistent with the standards established by the National Association of Real Estate Investment Trusts, which, in calculating FFO, excludes from net income gains or losses from the sales of depreciable operating property.  However, in response to the Staff’s comment, the Company (i) has revised the disclosure in the second paragraph under the heading “Funds from Operations” on page 78 of the Registration Statement to clarify that the exclusion relates only to the disposition of depreciable operating properties and (ii) has included on pages 23, 63 and 79 of the Registration Statement a footnote to FFO for the year ended December 31, 2011 to describe the $28,291 gain that is included in FFO.

Our Business and Properties, page 77

21.       We note your disclosure here and elsewhere in the registration statement that 36 of the 38 properties in your initial portfolio will be leased to affiliated parties and that the annual rents on those leases represent approximately 35-45% of the revenue expected to be produced by farm operations at each respective property.  We also note that the rent for equal to 25% of the revenue from the tenant’s harvest for each year.  Please revise your disclosure to discuss this disparity and to indicate whether the affiliated lease terms are consistent with the market and are sustainable for farm tenant operators from year to year.

Response to Comment No. 21

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 82 and 88 of the Registration Statement to clarify that the Company believes the annual rent of approximately 35-45% of the expected revenue from a farm is typical for leases in the midwestern United States whereas annual rent of 25% of the actual revenue from a tenant’s harvest is more typical of farm leases in the high plains region of the United States where Baca is located.

22.       We note your disclosure here and elsewhere that you will enter into triple-net leases with your farm operator tenants.  Please revise your disclosure to describe how you will evaluate and monitor your tenant credit quality or advise.  In addition, we note your disclosure on page 5 and throughout your registration statement that an opportunity for growth will be farms that are undercapitalized, overleveraged, mismanaged or with some other unforeseen circumstance whose owners might be interested in sale-leaseback transactions.  Please revise your disclosure to explain the credit risks involved with having these owners as tenants under triple-net leases or advise.

Response to Comment No. 22

The Company acknowledges the Staff’s comment, but respectfully advises the Staff that the Company believes the nature of the leases that are expected to be in place prior to the completion of the offering obviate the need for the Company to continuously monitor the credit risk exposure related to farm-operator tenants on an ongoing basis.  In particular, the leases for 36 of the 38 farms in the Company’s initial portfolio will provide that

100% of the rent for one year will be due and payable within 10 days of the closing of the offering, with respect to leases for 2014, and in March of each year thereafter, which is in advance of the spring planting season, for leases spanning more than one year or that entered into in the future.  Furthermore, as a result of the high demand for quality farmland, the Company believes it will be able to re-lease the land within a relatively short time frame if an existing tenant fails to pay its contractual rent when due. Notwithstanding that the leases are structured as triple-net leases pursuant to which the tenant bears substantially all of the costs of the property, the Company believes that the payment structure of substantially all of the leases that are expected to be place upon completion of the offering and the high likelihood of re-leasing the land upon a default by a tenant will help to insulate the Company from the variability of farming operations and reduce the Company’s credit-risk exposure to farm-operator tenants.. Accordingly, the Company does not believe it will be necessary to evaluate and monitor the credit quality of its tenants on an ongoing basis. However, in connection with leasing its farmland to a new tenant, the Company expects to undertake a due diligence, including background and reference checks, to confirm the tenant’s farming-operator experience and reputation.  The Company has added disclosure on page 91 of the Registration Statement regarding its intention to perform background and reference checks on new tenants.

As the Staff notes in its comment, part of the Company’s strategy is to acquire farms that are undercapitalized, overleveraged, mismanaged or with some other unforeseen circumstance whose owners might be interested in sale-leaseback transactions.  With respect to acquisitions of such farms, the Company anticipates that its purchase of the farmland will enable the existing owner to repay existing indebtedness or that the Company would assume the existing indebtedness in connection with the acquisition.  To the extent that the Company engages in a sale-leaseback transaction pursuant to which the seller would enter into a lease to operate the farmland, the Company expects that the seller would enter into a lease agreement with the Company that would provide for payment of 100% of the rent for one year in advance of each growing season.  Accordingly, the Company does not believe it will be subject to meaningful risks associated with having these prior owners as tenants.

23.       Please revise your disclosure to provide the principal provisions of the leases that you will execute with your affiliated tenants and that you will assume in the formation transactions or advise.  For example only, please explain whether tenants have the ability to sublease the property subject to the leases without your consent.

Response to Comment No. 23

In response to the Staff’s comment, the Company has added disclosure beginning on page 94 of the Registration Statement to summarize the principal provision of the leases with the Company’s affiliated entities and the two leases that will be assumed in the formation transactions.

24.       We note that 13.1% of the total acres in your initial portfolio will relate to the Baca, Colorado farm, which is leased to a third party tenant.  Please identify the tenant that leases this property and discuss the principal nature of this tenant’s business.

Response to Comment No. 24

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Baca farm accounts for 13.1% of the total acres of the Company’s initial portfolio, the estimated 2014 contractual rent from the tenant at Baca is approximately 3.6% of the total expected 2014 contractual rent from the Company’s initial portfolio.  Furthermore, the tenant at the Baca farm is a local farming operation run by two brothers.  As a result, the Company does not believe the identity of the tenant is material to prospective investors in the offering.  With respect to the principal nature of the tenant’s business, the Company respectfully directs the Staff to the disclosure on page 93 of the Registration Statement, which states that the Baca farm is used to grow a mix of corn, wheat and sorghum.

Focus on Current Rental Income Generation and Long-Term Appreciation, page 80

25.       We note your disclosure regarding Mr. Pittman’s sale of the Eaton farm.  Please advise us whether this sale is representative of Mr. Pittman’s real estate purchases and sales.  If not, please revise this disclosure so that it properly reflects Mr. Pittman’s overall experience.

Response to Comment No. 25

The Company acknowledges the Staff’s comment and advises the Staff that Mr. Pittman’s sale of the Eaton farm is one of only two sales by Mr. Pittman of an entire farm since he began acquiring farmland in 1999.  The other farm that Mr. Pittman sold was held for only two months and generated outsized returns, which experience the Company believes is neither representative of Mr. Pittman’s investing philosophy nor indicative of the Company’s business and growth strategy.  The Company believes the sale of the Eaton farm is a helpful example for the Company’s business and growth strategy, because it illustrates the Company’s investment philosophy of holding properties for long-term appreciation, and the Company believes it is indicative of the value appreciation of other farms in the Company’s initial portfolio since their acquisition.

Leased Properties, page 83

26.       We note that the lease for the Baca farm is a variable-rent lease.  Please describe the payment terms of this lease or advise.  For example only, please explain when the tenant will pay the amounts due on the lease.

Response to Comment No. 26

In response to the Staff’s comment, the Company has added disclosure beginning on page 94 of the Registration Statement regarding the payment terms under the leases expected to be in place upon completion of the offering, including the lease for the Baca farm.

Our Initial Portfolio, page 87

27.       For each of the properties in your initial portfolio, please state the nature of the title to or interest in the land and provide a discussion of the material encumbrances on each property.  For each of your debt obligations secured by your properties, please indicate whether the obligation represents recourse or non-recourse debt.  Please refer to Item 14(b) of Form S-11.

Response to Comment No. 27

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 11, 92 and 147 of the Registration Statement to clarify that the Company will own a 100% fee simple interest in each of the properties in the Company’s initial portfolio.  In addition, the Company has revised the disclosure throughout the prospectus to clarify that it will use a portion of the net proceeds of the offering to repay all of the outstanding indebtedness that currently encumbers the properties and, as such, the properties will be unencumbered upon completion of the offering and the application of the net proceeds from the offering.  Any encumbrances related to the anticipated credit facility will be described in a subsequent pre-effective amendment to the Registration Statement once the terms of that facility have been agreed to with the lenders.

28.       We note that the lease on the Crane Creek farm will be assumed by you in connection with the formation transactions.  Please revise your table to include footnote disclosure to explain the principal terms of this lease.  For example only, please explain whether the 2014 contractual rent is a fixed annual rental payment or is estimated based on your Predecessor’s prior experience pursuant to the variable-rent lease.

Response to Comment No. 28

In response to the Staff’s comment, the Company has added disclosure beginning on page 94 of the Registration Statement regarding the payment terms under the leases expected to be in place upon completion of the offering, including the lease for the Crane Creek farm.

Farmland, page 88

29.       We note your disclosure here that nearly all of the farmland you own is tillable.  However, according to your table on page 87, approximately 236 acres on the Baca, Colorado property is not tillable.  Please revise your disclosure to explain why 236 acres on the Baca property is not tillable or advise.

Response to Comment No. 29

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Registration Statement to explain that the Baca farm consists of approximately 675 acres under pivot irrigation and approximately 50 acres of tilled dry land and that the Company does not consider the balance of approximately 236 acres to be tillable because the Company is devoting the farm’s limited water supply to the acres under pivot irrigation.

Description of Tenants, page 89

30.       We note your disclosure throughout your registration statement that Mr. Pittman controls both Astoria Farms and Hough Farms.  However, we also note your disclosure that Mr. Pittman has a 19.0% indirect partnership interest in Hough Farms, while Mr. Hough has a 28.0% indirect partnership interest in Hough Farms.  In light of this disclosure, please advise us how Mr. Pittman controls Hough Farms or revise your disclosure as appropriate.

Response to Comment No. 30

In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement, including on pages 1,14,17 and 96 to clarify that Hough Farms is controlled jointly by Mr. Pittman and Mr. Hough.  The Company advises the Staff that Hough Farms is a partnership in which each of Pittman Hough Farms, LLC (“Pittman Hough Farms”) (which is controlled by Mr. Pittman), Mr. Hough and two members of Mr. Hough’s family have a 25% interest.  Historically, Mr. Pittman and Mr. Hough have made all management decisions with respect to the operations of Hough Farms.  Consequently, the Company believes that Hough Farms is controlled jointly by Mr. Pittman and Mr. Hough, notwithstanding that they control 50% of the partnership interests and two members of Mr. Hough’s family control 50% of the ownership interests.

U.S. Cropland as an Asset Class, page 102

31.       We note your references here and elsewhere to the NCREIF Farmland Index.  Please provide a description of the index, including its components, and discuss whether it is representative of the agricultural investment market as a whole.

Response to Comment No. 31

In response to the Staff’s comment, the Company has inserted on pages 3 and 111 of the Registration Statement a description of the NCREIF Farmland Index, including a statement that the NCREIF Farmland Index may not be representative of the agricultural investment market as a whole.

Certain Relationships and Related Party Transactions, page 126

32.       For each of the related party transactions identified, please ensure that you have included all of the information required by Item 404(a) of Regulation S-K or advise.  For example only, please identify each related person’s interest in the transaction with the registrant and the approximate dollar value of the amount of the related person’s interest in the transaction.  In addition, we note that Mr. Hough’s affiliates and certain other members of Mr. Hough’s family have interests in FP Land as well as Pittman Farms and Hough Farms, which will be the tenants of 84.0% of the properties in your initial portfolio.  Please ensure that your disclosure reflects these interests as appropriate.  Please refer to Instruction 1 to Item 404(a) of Regulation S-K.

Response to Comment No. 32

The Company acknowledges the Staff’s comment and advises the Staff that it will disclose the approximate dollar value of the amount of each related party’s interest in the formation transactions and the offering as soon as such information is determinable, but in no event later than prior to the distribution of the preliminary prospectus to potential investors in the offering.  The Company advises the Staff that Mr. Hough (i) will serve solely as a consultant to the Company and not as a director, officer or director nominee, (ii) will receive OP units in the Company’s operating partnership and not shares of the Company’s common stock in connection with the formation transactions and (iii) is expected to beneficially own less than 5% of the Company’s common stock after giving effect to the formation transactions and the offering (including a grant of restricted stock expected to be granted to Mr. Hough concurrently with the closing of the offering).  As a result, the Company does not believe Mr. Hough is a “related party” within the meaning of Item 404 of Regulation S-K. The Company has revised the disclosure throughout the Registration Statement to clarify that certain members Mr. Hough’s family will receive OP units in connection with the formation transactions.  The Company further advises the Staff that it will provide the approximate dollar value of the OP units and restricted stock to be issued to Mr. Hough as soon as such information is determinable, but in no event later than prior to the distribution of the preliminary prospectus to potential investors in the offering.

Formation Transactions, page 126

33.       We note that the initial properties are currently owned indirectly by FP Land, which is indirectly owned by Mr. Pittman, Mr. Hough, Mr. Hough’s affiliates and certain other members of Mr. Hough’s family.  Please revise your disclosure to identify the entities through which FP Land owns the initial properties or advise.  In addition, please clarify here and in the summary what you mean by prior investors who are Farmland Partners affiliates and prior investors other than the Farmland Partners affiliates.

Response to Comment No. 33

In response to the Staff’s comments, the Company has removed all references to the “Farmland Partners affiliates” and revised the disclosure on pages 11,15,139 and 147 of the Registration Statement to clarify which individuals will be receiving OP units in the Company’s operating partnership in connection with the formation transactions.  With respect to the Staff’s comment regarding the entities through which FP Land LLC (“FP Land”) owns the initial properties, the Company respectfully advises the Staff that FP Land owns its interests in the initial properties through three limited liability companies, each of which is 100% wholly owned by FP Land.  The Company does not believe that disclosure of the identity of the three limited liability companies through which FP Land owns the initial properties is material to prospective investors because, upon completion of the formation transactions, the Operating Partnership will own 100% of the interests in, and have control of, the three limited liability companies through which the initial properties will be owned.  The Company also has revised the disclosure on pages 11,64,139,146 and F-3 of the Registration Statement to identify Pittman Hough Farms as the current 100% owner of FP Land and to disclose that Pittman Hough Farms is an entity in which Mr. Pittman owns 75% of the ownership interests and Mr. Hough and members of Mr. Hough’s family own the remaining 25% of the ownership interests.

Financings and Leverage Policy, page 139

34.       We note your disclosure here and elsewhere regarding your use of leverage.  Please revise to provide your targeted leverage or advise.  In addition, please balance this disclosure with appropriate disclosure in your risk factors detailing the risks associated with leverage.

Response to Comment No. 34

In response to the Staff’s comments, the Company has revised the disclosure on page 154 of the Registration Statement to provide a targeted leverage range and on page 36 of the Registration Statement to add additional risk factor disclosure detailing the risks associated with leverage.

Excluded Assets and Businesses, page 142

35.       Please revise your disclosure to describe the extent that any of the other business activities in which Messrs. Pittman and Hough are engaged will compete with you for tenants or for investment opportunities or advise.

Response to Comment No. 35

In response to the Staff’s comment, the Company has revised the disclosure on page 18,142 and 157 of the Registration Statement, as well as similar disclosure elsewhere in the Registration Statement, to clarify that the Company does not believe that the other business activities in which Messrs. Pittman and Hough are engaged will compete with the Company for tenants or investment opportunities, other than investment opportunities that Mr. Pittman may pursue pursuant to the Homestead Exemption Policy.  The Company respectfully advises the Staff that the purpose of the Homestead Exemption Policy is to allow Mr. Pittman to acquire additional farmland in close proximity to the two excluded farms due to his family’s long-term ownership of those farms and not to allow Mr. Pittman to compete with the Company for acquisition opportunities that are consistent with the Company’s investment criteria and business and growth strategies.

Other Relationships, page 191

36.       We note your disclosure that some of your underwriters and their affiliates have prior relationships with you or your affiliates.  Please revise your disclosure to discuss these relationships in detail or advise.

Response to Comment No. 36

In response to the Staff’s comment, the Company has revised the disclosure on page 206 of the Registration Statement to clarify that the underwriters and their affiliates have not had any prior relationships with the Company or its affiliates but that certain affiliates of the underwriters may act as lenders and serve in other roles in connection with the Company’s anticipated credit facility.

Index to Financial Statements, page F-1

37.       It does not appear that you included financial statements of the registrant, Farmland Partners, Inc.  Please revise to include in accordance with Regulation S-X, or advise.

Response to Comment No. 37

In response to the Staff’s comment, the Company has included the audited balance sheet of Farmland Partners Inc. as of December 5, 2013, which was the date of the initial capitalization of the Company.

Pro Forma Consolidated Financial Statements, page F-2

38.       Please fill in the pro forma financial statements in your next amendment.

Response to Comment No. 38

In response to the Staff’s comment, the Company has filled in the historical information of Farmland Partners Inc. and FP Land in the pro forma financial statements.  However, the Company respectfully advises the Staff that the Company cannot complete the pro forma financial statements because certain of the adjustments are not yet determinable, including the size of the offering, the price range for the common stock in the offering, transaction costs, the number of OP units issued in the FP Land Merger and executive compensation.  The Company expects to complete the pro forma financial statements in a subsequent pre-effective amendment to the Registration Statement and prior to the distribution of preliminary prospectuses to prospective investors.

39.       You state that the acquisition of the Ownership Entities in connection with your formation transactions will represent a transaction between entities under common control because Paul A. Pittman owns a controlling interest in the Ownership Entities.  Please explain to us how you determined that the transaction is between entities under common control; clarify each of the ownership interests in FP Land, LLC and indicate the managing member of the LLC.  Please revise your disclosure accordingly.

Response to Comment No. 39

In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and F-3 to clarify the nature of Mr. Pittman’s control over the Ownership Entities.  In addition, the Company respectfully advises the Staff that the Company determined that the formation transactions will represent a transaction between entities under common control based on its review of applicable accounting guidance, which is discussed below.

It is management’s understanding that U.S. generally accepted accounting principles (“GAAP”) do not define the term “common control.”  However, the Emerging Issues Task Force (“EITF”) 02-5, Definition of Common Control, has provided certain criteria and situations for which common control is deemed to exist, including where an individual or entity holds more than 50% of the voting interest in an entity. Mr. Pittman has more than a 50% voting interest in Pittman Hough Farms, which is the direct 100% owner and managing member of each of FP Land, PH Land, LLC (“PH Land”) and Cottonwood Valley Farms, LLC (“Cottonwood Farms”), and, consequently, Mr. Pittman indirectly holds more than 50% of the voting interests in each of FP Land, PH Land and Cottonwood Farms.

Although management did not believe a further control assessment was necessary, management also assessed the provisions of Accounting Standards Codification (“ASC”) Section 810-20-25 (“ASC 810-20-25”) and the prior authoritative literature, EITF 04-5, Determining Whether a General Partner, or the Limited Partners as a Group, Controls a Limited Partnership of Similar Entity When the Limited Partners Have Certain Rights (“EITF 04-5”).  Under ASC 810-20-25 and EITF 04-5, the general partner of a limited partnership is presumed to control a limited partnership regardless of the extent of the general partner’s ownership interest, but such presumption of control may be overcome if it is determined, based on the facts and circumstances, that the limited partners have (i) the substantive ability to dissolve or liquidate the entity or otherwise remove the general partner without cause (“substantive kick-out rights”) or (ii) the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the entity’s business (“substantive participating rights”).  The applicable literature further states that, in contrast, rights held by the limited partners that are only protective in nature do not overcome the presumption of control by the general partner.

In accordance with the guidance discussed above, management determined that Mr. Pittman controls each of FP Land, PH Land and Cottonwood Farms because he owns more than 50% of the voting interests in FP Land’s, PH Land’s and Cottonwood Farms’ direct parent, Pittman Hough Farms. Furthermore, Mr. Pittman is the managing member of Pittman Hough Farms and none of the other members has either substantive kick-out rights or substantive participating rights under the operating agreement or other documents governing Pittman Hough Farms.  Accordingly, Mr. Pittman’s presumption of control is not overcome as a result of any rights held by any of Pittman Hough Farms’ other members.  As a result, management determined that there is a reasonably supportable basis to conclude that the formation transactions represent a transaction between entities under the common control of Mr. Pittman because Mr. Pittman (i) has common ownership and control of each of FP Land, PH Land and Cottonwood Farms, (ii)  is the Company’s Executive Chairman, President and Chief Executive Officer and (iii) is the Company’s “promoter,” within the meaning of Rule 405 of Regulation C under the Act.

Note 2 —  Adjustments to the Pro Forma Consolidated Income Statement, page F-7

(EE), page F-8

40.       We note that you plan to include an adjustment for additional general and administrative expenses as a result of becoming a public company.  Please provide more detail regarding the break-out of this adjustment and how you determined that the amounts are factually supportable in accordance with Article 11 of Regulation S-X.

Response to Comment No. 40

The Company acknowledges the Staff’s comments and respectfully advises the Staff that it believes the adjustments for certain additional general and administrative expenses in the consolidated pro forma income statement are factually supportable.  In particular, the Company has included adjustments for the following:

•                  incremental salaries and equity incentives based on the terms of the employment agreements and equity award agreements that will be approved prior to the completion of the offering and effective upon completion of the offering; and

•                  board of directors fees based on fees that will be approved prior to the completion of the offering;

In response to the Staff’s comment, the Company has removed the adjustment for Sarbanes-Oxley Act of 2002 compliance costs, director’s and officer’s insurance premiums, and incremental legal, audit and tax fees because the Company has determined that such costs are not factually supportable.  However, the Company has revised the disclosure in footnote (EE) to provide a range of incremental general and administrative expenses that are expected to be incurred for such items.

Financial Statements of FP Land LLC, page F-10

Notes to Combined Consolidated Financial Statements, page F-14

Note 1 —  Organization and Significant Accounting Policies, page F-14

41.       You disclose that these financial statements retroactively reflect the consolidated equity ownership structure of FP Land LLC as if it had been formed as of January 1, 2011.  You also note that the equity structure is presented retroactively on the basis of common management and common ownership of the Ownership Entities by Paul A. Pittman.  Please provide us with more details regarding this conclusion.  Please separately address which entities were under common management versus common control, and clarify how you determined control in each situation in more detail.

Response to Comment No. 41

Financial statements for predecessor entities are required in situations where, in substance, the registrant is continuing the business of another entity.  Rule 405 of Regulation C under the Act defines predecessors as entities, the major portion of the business and assets of which were acquired by the registrant.  Management believes the acquired to-be acquired business is the predecessor to the Company because the Company will succeed to substantially all of the business (or a separately identifiable line of business) of the to-be acquired business and the registrant’s own operations prior to the acquisition have been insignificant relative to the business or operations to be assumed or acquired.

FP Land is an entity that was organized in September 2013 to succeed to the business of owning the 38 farms and three grain storage facilities that will comprise the Company’s initial portfolio (the “Initial Properties”) in contemplation of the formation transactions with the Company’s operating partnership.  As a result, management has determined that predecessor financial statements are required in the Registration Statement.

After evaluating all of the relevant facts and circumstances, management determined that FP Land is the predecessor of the Company in connection with the offering.  Management’s conclusion is based on the following factors:

•                  In connection with the formation transactions, the Company will succeed to 100% of the assets owned by FP Land;

•                  The Initial Properties, all of which currently are owned by FP Land, will comprise 100% of the Company’s real estate assets immediately following completion of the offering and consummation of the formation transactions; and

•                  Mr. Pittman, who owns 75% of the interests in FP Land’s direct parent, Pittman Hough Farms, is the sponsor of the offering and will serve as the Executive Chairman, President and Chief Executive Officer of the Company upon completion of the offering.

The transfer of the Initial Properties to FP Land and its subsidiaries was consummated by Pittman Hough Farms, which previously owned the Initial Properties and certain farmland and farm-related properties that will not be contributed to the Company in connection with the formation transactions (the “Excluded Assets”).  Pittman Hough Farms is owned 75%, and is controlled, by Paul Pittman, the Executive Chairman, President and Chief Executive Officer of the Company, and is owned 25% by Jesse Hough and certain members of Mr. Hough’s family (collectively, the “Prior Owners”).

Prior to the transfer of the Initial Properties to FP Land, Pittman Hough Farms indirectly owned 100% of the interests in the Initial Properties and the Excluded Properties through two wholly owned subsidiaries—PH Land and Cottonwood Farms.

Although FP Land was organized in September 2013 and the Initial Properties were owned by PH Land and Cottonwood Farms (together, the “Ownership Entities”) prior to FP Land’s organization, management determined that financial statements for the predecessor satisfying the requirements of Regulation S-X should retroactively reflect the consolidated ownership structure of FP Land as if FP Land had been formed as of January 1, 2011.  Pursuant to ASC Section 805-50-45-2 (“ASC 805-50-45-2”), the GAAP guidance for transactions between entities under common control, “The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period.  Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period.”  ASC 805-50-45-5 provides additional guidance for the presentation of comparative financial statements after a transaction between entities under common control and states, “[f]inancial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.  All adjusted financial statements and financial summaries shall indicate clearly that financial data of previously separate entities are combined.”  Management has concluded that the transfer of the Initial Properties to FP Land and its subsidiaries is a transaction between entities under common control because Mr. Pittman controls all of these entities (see below and the Company’s response to Comment 39, above, for a discussion of management’s ownership and control determinations).

As discussed above, the financial statement presentation is based on the ownership of certain entities that were under the common ownership and control of Mr. Pittman during the periods for which financial statements are presented in the Registration Statement.

It is management’s understanding that GAAP does not define the term “common control.”  However, EITF 02-5, Definition of Common Control, has provided certain criteria and situations for which common control is deemed to exist, including where an individual or entity holds more than 50% of the voting interest in an entity. Mr. Pittman has more than a 50% voting interest in Pittman Hough Farms, which is the direct 100% owner and managing member of each of FP Land, PH Land and Cottonwood and, consequently, Mr. Pittman indirectly holds more than 50% of the voting interests in each of FP Land, PH Land and Cottonwood Farms.

Although management did not believe a further control assessment was necessary, management also assessed the provisions of ASC 810-20-25 and the prior authoritative literature, EITF 04-5.  Under ASC 810-20-25 and EITF 04-5, the general partner of a limited partnership is presumed to control a limited partnership regardless of the extent of the general partner’s ownership interest, but such presumption of control is overcome if it is determined, based on the facts and circumstances, that the limited partners have (i) substantive kick-out rights or (ii) substantive participating rights.  The applicable literature further states that, in contrast, rights held by the limited partners that are only protective in nature do not overcome the presumption of control by the general partner.

In accordance with the guidance discussed above, management determined that Mr. Pittman controls each of FP Land, PH Land and Cottonwood Farms because he owns more than 50% of the voting interests in FP Land’s, PH Land’s and Cottonwood Farms’ direct parent, Pittman Hough Farms. Furthermore, Mr. Pittman is the managing member of Pittman Hough Farms and none of the other members have either substantive kick-out rights or substantive participating rights under the operating agreement or other documents governing Pittman Hough Farms.  Accordingly, Mr. Pittman’s presumption of control would not be overcome as a result of any rights held by any of Pittman Hough Farms’ other members.  In addition, Pittman Hough Farms was the sole managing member in FP Land, PH Land and Cottonwood.  As a result, management determined that there is a reasonably supportable basis to conclude that the formation transactions represent a transaction between entities under the common control of Mr. Pittman because Mr. Pittman (i) has common ownership and control of each of FP Land, PH Land and Cottonwood Farms, (ii)  is the Company’s Executive Chairman, President and Chief Executive Officer and (iii) is the Company’s “promoter,” within the meaning of Rule 405 of Regulation C under the Act.

Revenue Recognition, page F-17

42.       You disclose that rental income includes rents and reimbursements of real estate taxes that each tenant pays in accordance with the terms of the respective lease.  Please clarify this accounting policy and disclose whether rent is recognized on a straight-line basis.  Address your policy for rent that is based on fixed payments versus percentage of farming revenues separately, if applicable.

Response to Comment No. 42

In response to the Staff’s comment, the Company has revised the disclosure on pages F-22 and F-36 of the Registration Statement to clarify this accounting policy.  The Company respectfully advises the Staff that the Company’s predecessor’s leases are annual calendar leases with no escalating base rents that would require recognition on a straight-line basis.  To the extent that cash rents are paid in lump sums during the calendar year, revenue is recognized pro rata on a monthly basis.  No rents received by the Company’s predecessor were based on a percentage of the tenant’s farming revenues; however, the predecessor’s lease for the Baca farm provided that rental income is received in kind through transfer of ownership of a percentage of the tenant’s crops.  Revenue under that lease was recognized at the time the crop inventory is transferred to the Company, which is the point in time that revenue is readily determinable and realizable.  The lease for the Baca farm for 2014 will be based on an amount of the tenant’s revenue, rather than an in-kind transfer of the tenant’s crops, as a result of the Company’s intention to elect to be taxed as a real estate investment trust for U.S. federal income tax purposes commencing with its short taxable year ending December 31, 2014.  Reimbursements of real estate taxes are and will be recognized as they become readily determinable based on the receipt of tax bills and realizable under the terms of the respective leases.

Exhibit Index

43.       Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.  In addition, we note the exhibit list includes “form of” agreements and other documents.  Please advise us if you do not intend on filing final, executed agreements or other documents prior to effectiveness of the registration statement.

Response to Comment No. 43

The Company acknowledges the Staff’s comment and advises the Staff that the Company will file any exhibits to the Registration Statement with the Commission as soon as possible once such exhibits are available. In response to the Staff’s request, the Company supplementally is delivering to the Staff copies of drafts of the Exhibit 5.1 and Exhibit 8.1 opinions.

Furthermore, in response to the Staff’s comment regarding “form of” agreements, the Company respectfully advises the Staff that it intends to execute the various form of agreements listed as Exhibits 1.1, 10.1,10.4,10.5,10.6,10.7,10.9,10.10 and 10.12 to the Registration Statement immediately prior to pricing, or concurrently with the closing, of the offering. As such, the Company is not able to file final, executed copies of such agreements prior to the effectiveness of the Registration Statement.  The Company understands that, pursuant to Instruction 1 to Item 601 of Regulation S-K, it will not be permitted to incorporate by reference to any “form of” agreements and, as such, intends to file final, executed copies of such exhibits with the Company’s first Quarterly Report on Form 10-Q or a Current Report on Form 8-K with the Commission following the closing of the offering, as required.

44.       We note your disclosure on page 4 and elsewhere in your registration statement regarding your secured revolving credit facility.  In addition, we note your disclosure on page 9 and elsewhere in your registration statement regarding the FP Land Merger Agreement.  Please file these agreements as exhibits to your registration statement or advise.  Please refer to Item 601(b) of Regulation S-K.

Response to Comment No. 44

The Company respectfully advises the Staff that the FP Land Merger Agreement is listed as Exhibit 10.11 to the Registration Statement and will be filed with the Commission as soon as possible once the agreement is available.  Furthermore, as discussed in the response to Comment 10 above, the Company is currently in negotiations with lenders regarding the anticipated credit facility. The Company will file a form of credit agreement as an exhibit to the Registration Statement as soon as possible once such form of agreement is available.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-8785.

Sincerely,

/s/ Justin R. Salon
Justin R. Salon

cc:	Paul A. Pittman
Luca Fabbri
Farmland Partners Inc.
David C. Wright
Christopher C. Green
Hunton & Williams LLP
John A. Good
Morrison & Foerster LLP